                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                             EXCO Resources, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  269279 20 4
            -------------------------------------------------------
                                (CUSIP Number)

                               William L. Boeing
                           Haynes and Boone, L.L.P.
                          901 Main Street, Suite 3100
                             Dallas, Texas  75202
                                (214) 651-5553

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                              September 15, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------                                  ---------------------
CUSIP No.  269279-20-4                                     PAGE 2 OF 5 PAGES
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas H. Miller
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          481,171/(1)(2)/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          481,171/(1)(2)/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      481,171/(1)(2)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       7.2
      _____% (voting, dispositive)/(1)(2)/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

      IN
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(1)      The Reporting Person has acquired 75,000 shares of the Issuer's common stock, par value $.02 per share (the "Common Stock"), for $6.00 per share pursuant to the exercise of options granted under the Issuer's 1998 Stock Option Plan (the "Plan").

(2) The number reported does not include 16,500 shares of Common Stock owned by The Miller's Children's Trust, a Trust created by the Reporting Person. The Reporting Person is not the Trustee nor a beneficiary of The Miller's Children's Trust. The percent of class was calculated based on the total number of shares outstanding on September 15, 1998, taking into account the exercise of options granted under the Plan.

Item 1.      Security and Issuer.
-------      --------------------

     (a)     Title of Class of
             Equity Securities:   Common Stock

     (b)     Name of Issuer:      EXCO Resources, Inc.

     (c)     Address of Issuer's
             Principal Executive Offices:

                                  5735 Pineland Drive, Suite 235
                                  Dallas, Texas 75231


Item 2.      Identity and Background.
-------      ------------------------

     (a)     Name:                Douglas H. Miller

     (b)     Residence or
             Business Address:    5735 Pineland Drive, Suite 235
                                  Dallas, Texas 75231

     (c)     Principal Business:  Present principal occupation or employment and the name, principal business address of any corporation in which such employment is conducted: Chairman of the Board and Chief Executive Officer of the Issuer at the address above.

     (d)     Criminal Convictions during the past five years:  None.

     (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

     (f)     United States.


Item 3.      Source and Amount of Funds or Other Consideration.
-------      --------------------------------------------------

             The shares of Common Stock acquired by the Reporting Person pursuant to the exercise of options granted under the Plan were acquired with $450,000 in funds received pursuant to a promissory note between the Issuer and the Reporting Person. The interest rate paid under the promissory note is 6.8125% per annum subject to a maximum usury ceiling. The Reporting Person may make interest-only payments until the end of the term of the loan and no prepayment penalty exists. The unpaid balance is due on September 15, 2001. The 75,000 shares of Common Stock acquired with the funds are pledged as collateral under a pledge agreement.

Item 4.      Purpose of the Transaction.
-------      ---------------------------

             The Reporting Person acquired 75,000 shares of Common Stock pursuant to the exercise of 75,000 vested options issued to the Reporting Person under the Plan. The Reporting Person was granted a total of 300,000 options (the "Options") under the Plan. The Options vest over four years with one quarter of the options vesting annually. The exercise price of the options is $6.00 per share.


Item 5.      Interest in Securities of the Issuer.
-------      -------------------------------------

(a) and (b): See Items 7 through 11 on the cover page of this Amendment No.3 to
             Schedule 13D.

(c) The only transaction by the Reporting Person which has occurred since the filing of Amendment No.2 has been the acquisition of the 75,000 shares reported herein.

(d) Rights of others known by the undersigned to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities: None.

(e)          Not applicable.


Item 6.      Contracts, Arrangements, Understandings or Relationships with
-------      -------------------------------------------------------------
             Respect to Securities of the Issuer.
             ------------------------------------

             None.


Item 7.      Material to be Filed as Exhibits.
-------      ---------------------------------

             1. Promissory Note dated September 15, 1998 by and between Douglas
                H. Miller, as maker, and EXCO Resources, Inc., as payee.

             2. Pledge Agreement dated September 15, 1998 by and between Douglas
                H. Miller, as pledgor, and EXCO Resources, Inc., as the secured party.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 23, 1998.

                                       /s/ DOUGLAS H. MILLER
                                       ----------------------------------------
                                       DOUGLAS H. MILLER